UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2018

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

July 25, 2018

METHANEX REPORTS SECOND QUARTER 2018 EARNINGS

VANCOUVER, BRITISH COLUMBIA - For the second quarter of 2018, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $111 million ($1.36 per common share on a diluted basis) compared to net income of $169 million ($2.00 per common share on a diluted basis) in the first quarter of 2018. Adjusted EBITDA for the second quarter of 2018 was $275 million and Adjusted net income was $143 million ($1.75 per common share). This compares with Adjusted EBITDA of $306 million and Adjusted net income of $171 million ($2.03 per common share) for the first quarter of 2018.

John Floren, President and CEO of Methanex commented, "Methanol prices have remained strong through the second quarter as a result of healthy methanol demand from energy-related and traditional chemical applications combined with various industry production outages globally resulting in tight market conditions. Our average realized price increased slightly to $405 per tonne in the second quarter compared to $402 per tonne in the first quarter of 2018. Our Adjusted EBITDA reflects the impact of lower sales of produced product as a result of our reduced production volume in New Zealand in the quarter."

"We returned $241 million to shareholders through our regular dividend and share repurchases during the second quarter. To June 30, 2018 we have repurchased 3,850,000 common shares, of the 6,590,095 approved, for approximately $253 million since the start of our normal course issuer bid on March 13, 2018."

"In addition, the restart of our Chile IV plant is on track to be complete by the end of Q3 2018. The investments we have made over the past few years to increase our production capability have substantially improved our earnings power and ability to generate significant free cash flow at a wide range of methanol prices. We have low capital and financing requirements in the near term and have $320 million of cash on hand at the end of the second quarter, a committed revolving credit facility and a robust balance sheet. Our balanced approach to capital allocation remains unchanged. We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases," Floren said.
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the second quarter of 2018. It is not a complete source of information for readers and is not in any way a substitute for reading the second quarter 2018 Management’s Discussion and Analysis ("MD&A") dated July 25, 2018 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2018, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2018 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2018 SECOND QUARTER NEWS RELEASE    PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,648	1,943	1,614	3,591	3,480
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,729	1,884	1,790	3,613	3,546
Purchased methanol	709	613	387	1,322	899
Commission sales	329	321	297	650	601
Total sales volume [1]	2,767	2,818	2,474	5,585	5,046

Methanex average non-discounted posted price ($ per tonne) [2]	478	475	398	476	418
Average realized price ($ per tonne) [3]	405	402	327	403	347

Revenue	950	962	669	1,912	1,480
Adjusted revenue	972	987	716	1,959	1,548
Adjusted EBITDA	275	306	174	581	441
Cash flows from operating activities	290	244	243	534	458
Adjusted net income	143	171	74	314	214
Net income (attributable to Methanex shareholders)	111	169	84	280	216

Adjusted net income per common share	1.75	2.03	0.85	3.79	2.40
Basic net income per common share	1.36	2.02	0.96	3.39	2.43
Diluted net income per common share	1.36	2.00	0.89	3.38	2.39

Common share information (millions of shares)
Weighted average number of common shares	82	84	88	83	89
Diluted weighted average number of common shares	82	84	88	83	89
Number of common shares outstanding, end of period	80	83	87	80	87

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was 48,000 MT of Tolling Volume produced in the second quarter of 2018 and 40,000MT in the first quarter of 2018. There was no Tolling Volume in the second quarter of 2017.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 SECOND QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Net income (attributable to Methanex shareholders)	$111	$169	$84	$280	$216
Mark-to-market impact of share-based compensation, net of tax	32	2	(10)	34	(2)
Adjusted net income	$143	$171	$74	$314	$214
Diluted weighted average shares outstanding (millions)	82	84	88	83	89
Adjusted net income per common share	$1.75	$2.03	$0.85	$3.79	$2.40

▪
We recorded net income attributable to Methanex shareholders of $111 million during the second quarter of 2018 compared to net income of $169 million in the first quarter of 2018. The decrease in earnings is primarily due to a decrease in sales of Methanex-produced methanol and the mark-to-market impact of share-based compensation due to the increase in the Methanex share price.

▪
We recorded Adjusted EBITDA of $275 million for the second quarter of 2018 compared with $306 million for the first quarter of 2018. Adjusted net income was $143 million for the second quarter of 2018 compared to Adjusted net income of $171 million for the first quarter of 2018. The decrease in Adjusted EBITDA and Adjusted net income is primarily due to a decrease in sales of Methanex-produced methanol.

▪
Production for the second quarter of 2018 was 1,648,000 tonnes compared with 1,943,000 tonnes for the first quarter of 2018. The decrease of 295,000 tonnes in production is primarily due to natural gas supply constraints and a scheduled turnaround and maintenance activities at our New Zealand facilities.

▪
Total sales volume for the second quarter of 2018 was 2,767,000 tonnes compared with 2,818,000 tonnes for the first quarter of 2018. Sales of Methanex-produced methanol were 1,729,000 tonnes in the second quarter of 2018 compared with 1,884,000 tonnes in the first quarter of 2018.

▪
Cash flows from operating activities in the second quarter of 2018 increased to $290 million compared with $244 million for the first quarter of 2018, an increase of $46 million. Cash flows from operating activities increased despite a decrease in Adjusted EBITDA primarily as a result of a reduction in non-cash working capital.

▪	To June 30, 2018 we have repurchased 3,850,000 common shares, of the 6,590,095 approved, for approximately $253 million since the start of our normal course issuer bid on March 13, 2018.

▪	During the second quarter of 2018 we paid a $0.33 per common share quarterly dividend to shareholders for a total of $27 million.

▪
We recently signed agreements to supply gas to underpin over half of Methanex's 2.4 million tonnes of annual production capacity in New Zealand for a period of 11 years through 2029. These new agreements will combine with contracts from other natural gas producers to supply our New Zealand facilities.

▪
We continue to make good progress on a potential Geismar 3 production facility. Our Board of Directors has recently approved moving to the next phase of the project to commence site-specific engineering work known as front-end engineering and design or "FEED". We expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision by mid-2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

METHANEX CORPORATION 2018 SECOND QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2018		Q1 2018	Q2 2017	YTD Q2 2018	YTD Q2 2017
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	252	487	350	739	883
Geismar (USA)	500	518	513	437	1,031	930
Trinidad (Methanex interest) [3]	500	442	459	449	901	845
Egypt (50% interest)	158	165	165	159	330	318
Medicine Hat (Canada)	150	143	153	159	296	277
Chile [4]	220	128	166	60	294	227
	2,136	1,648	1,943	1,614	3,591	3,480

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.
Key production and operational highlights during the second quarter include:

▪
New Zealand produced 252,000 tonnes compared with 487,000 tonnes in the first quarter of 2018. Production in the second quarter of 2018 is lower than the first quarter of 2018 by 235,000 tonnes primarily as a result of a scheduled turnaround and maintenance activities at our Motunui site and gas supply constraints due to a damaged natural gas pipeline impacting gas deliveries from offshore sources. Turnaround activities were completed at the end of June. The pipeline is now operational and we have begun receiving gas supply from this source to our site again.

▪	Geismar production rates continue to be strong, with production of 518,000 tonnes.

▪	Trinidad produced 442,000 tonnes (Methanex interest) compared with 459,000 tonnes in the first quarter of 2018. We continue to experience gas curtailments in Trinidad.

▪	Egypt produced 165,000 tonnes (Methanex interest) in both the first and second quarters of 2018. We expect to receive 100% of contracted gas supply for the foreseeable future.

▪
Medicine Hat produced 143,000 tonnes during the second quarter of 2018, and 153,000 tonnes in the first quarter of 2018. Production in the second quarter of 2018 is lower than the first quarter of 2018 by 10,000 tonnes primarily as a result of CO2 supply constraint. We expect CO2 supply to resume late in the third quarter of 2018.

▪
Chile produced 128,000 tonnes, including 48,000 tonnes produced through a tolling arrangement with natural gas from Argentina. This compares to 166,000 tonnes during the first quarter of 2018, including 40,000 tonnes through the tolling arrangement. Production in the second quarter of 2018 is lower than the first quarter of 2018 as a result of lower natural gas deliveries during the southern hemisphere winter.

METHANEX CORPORATION 2018 SECOND QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for July 26, 2018 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until August 9, 2018 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 9087593#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This second quarter 2018 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the second quarter 2018 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 13 of the Company's MD&A for the period ended June 30, 2018 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2018 SECOND QUARTER NEWS RELEASE    PAGE 5

2
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Six Months Ended
At July 24, 2018 the Company had 79,558,144 common shares issued and outstanding and stock options exercisable for 1,123,614 additional common shares.
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Net income (attributable to Methanex shareholders)	$111	$169	$84	$280	$216
Mark-to-market impact of share-based compensation, net of tax	32	2	(10)	34	(2)
Adjusted net income	$143	$171	$74	$314	$214
Diluted weighted average shares outstanding (millions)	82	84	88	83	89
Adjusted net income per common share	$1.75	$2.03	$0.85	$3.79	$2.40

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $111 million during the second quarter of 2018 compared to net income of $169 million in the first quarter of 2018. The decrease in earnings is primarily due to a decrease in sales of Methanex-produced methanol and the mark-to-market impact of share-based compensation due to the increase in the Methanex share price.

▪
We recorded Adjusted EBITDA of $275 million for the second quarter of 2018 compared with $306 million for the first quarter of 2018. Adjusted net income was $143 million for the second quarter of 2018 compared to Adjusted net income of $171 million for the first quarter of 2018. The decrease in Adjusted EBITDA and Adjusted net income is primarily due to a decrease in sales of Methanex-produced methanol.

▪
Production for the second quarter of 2018 was 1,648,000 tonnes compared with 1,943,000 tonnes for the first quarter of 2018. The decrease of 295,000 tonnes in production is primarily due to natural gas supply constraints and a scheduled turnaround and maintenance activities at our New Zealand facilities. Refer to the Production Summary section on page 4 of the MD&A.

▪
Total sales volume for the second quarter of 2018 was 2,767,000 tonnes compared with 2,818,000 tonnes for the first quarter of 2018. Sales of Methanex-produced methanol were 1,729,000 tonnes in the second quarter of 2018 compared with 1,884,000 tonnes in the first quarter of 2018.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Cash flows from operating activities in the second quarter of 2018 increased to $290 million compared with $244 million for the first quarter of 2018, an increase of $46 million. Cash flows from operating activities increased despite a decrease in Adjusted EBITDA primarily as a result of a reduction in non-cash working capital.

▪	To June 30, 2018 we have repurchased 3,850,000 common shares, of the 6,590,095 approved, for approximately $253 million since the start of our normal course issuer bid on March 13, 2018.

▪	During the second quarter of 2018 we paid a $0.33 per common share quarterly dividend to shareholders for a total of $27 million.

▪
We recently signed agreements to supply gas to underpin over half of Methanex's 2.4 million tonnes of annual production capacity in New Zealand for a period of 11 years through 2029. These new agreements will combine with contracts from other natural gas producers to supply our New Zealand facilities.

▪
We continue to make good progress on a potential Geismar 3 production facility. Our Board of Directors has recently approved moving to the next phase of the project to commence site-specific engineering work known as front-end engineering and design or "FEED". We expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision by mid-2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf. Refer to Capital Projects and Growth Opportunities within the Liquidity and Capital Resources section on pages 12 of the MD&A.

This Second Quarter 2018 Management’s Discussion and Analysis dated July 25, 2018 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2018 as well as the 2017 Annual Consolidated Financial Statements and MD&A included in the Methanex 2017 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2017 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,648	1,943	1,614	3,591	3,480
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,729	1,884	1,790	3,613	3,546
Purchased methanol	709	613	387	1,322	899
Commission sales	329	321	297	650	601
Total sales volume [1]	2,767	2,818	2,474	5,585	5,046

Methanex average non-discounted posted price ($ per tonne) [2]	478	475	398	476	418
Average realized price ($ per tonne) [3]	405	402	327	403	347

Revenue	950	962	669	1,912	1,480
Adjusted revenue	972	987	716	1,959	1,548
Adjusted EBITDA	275	306	174	581	441
Cash flows from operating activities	290	244	243	534	458
Adjusted net income	143	171	74	314	214
Net income (attributable to Methanex shareholders)	111	169	84	280	216

Adjusted net income per common share	1.75	2.03	0.85	3.79	2.40
Basic net income per common share	1.36	2.02	0.96	3.39	2.43
Diluted net income per common share	1.36	2.00	0.89	3.38	2.39

Common share information (millions of shares)
Weighted average number of common shares	82	84	88	83	89
Diluted weighted average number of common shares	82	84	88	83	89
Number of common shares outstanding, end of period	80	83	87	80	87

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was 48,000 MT of Tolling Volume produced in the second quarter of 2018 and 40,000MT in the first quarter of 2018. There was no Tolling Volume in the second quarter of 2017.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2018		Q1 2018	Q2 2017	YTD Q2 2018	YTD Q2 2017
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	252	487	350	739	883
Geismar (USA)	500	518	513	437	1,031	930
Trinidad (Methanex interest) [3]	500	442	459	449	901	845
Egypt (50% interest)	158	165	165	159	330	318
Medicine Hat (Canada)	150	143	153	159	296	277
Chile [4]	220	128	166	60	294	227
	2,136	1,648	1,943	1,614	3,591	3,480

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.
New Zealand
The New Zealand facilities produced 252,000 tonnes of methanol in the second quarter of 2018 compared with 487,000 tonnes in the first quarter of 2018. Production in the second quarter of 2018 is lower than the first quarter of 2018 by 235,000 tonnes primarily as a result of a scheduled turnaround and maintenance activities at our Motunui site and gas supply constraints due to a damaged natural gas pipeline impacting gas deliveries from offshore sources. Turnaround activities were completed at the end of June. The pipeline is now operational and we have begun receiving gas supply from this source to our site again. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.
United States
The Geismar facilities produced 518,000 tonnes during the second quarter of 2018 compared to 513,000 tonnes during the first quarter of 2018.
Trinidad
The Trinidad facilities produced 442,000 tonnes (Methanex interest) in the second quarter of 2018 compared with 459,000 tonnes (Methanex interest) in the first quarter of 2018. We continue to experience gas curtailments in Trinidad.
Egypt
The Egypt facility produced 330,000 tonnes (Methanex interest - 165,000 tonnes) in both the first and second quarters of 2018.

The Egypt facility experienced periodic natural gas supply restrictions from mid-2012 through 2016 with gas deliveries in 2017 and 2018 improving significantly. The strong efforts of the Egyptian governmental authorities to fast-track existing and new upstream gas supply in Egypt has led to improved gas deliveries. As a result, we expect to receive 100% of contracted gas supply for the foreseeable future.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Canada
The Medicine Hat facility produced 143,000 tonnes during the second quarter of 2018, and 153,000 tonnes in the first quarter of 2018. Production in the second quarter of 2018 is lower than the first quarter of 2018 by 10,000 tonnes primarily as a result of CO2 supply constraint. We expect CO2 supply to resume late in the third quarter of 2018.
Chile
The Chile facility produced 128,000 tonnes during the second quarter of 2018, including 48,000 tonnes produced through a tolling arrangement with natural gas from Argentina. This compares to 166,000 tonnes during the first quarter of 2018, including 40,000 tonnes through the tolling arrangement. Production in the second quarter of 2018 is lower than the first quarter of 2018 as a result of lower natural gas deliveries during the southern hemisphere winter.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the progress in developing natural gas reserves in the area.
FINANCIAL RESULTS

For the second quarter of 2018, we reported net income attributable to Methanex shareholders of $111 million ($1.36 per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the first quarter of 2018 of $169 million ($2.00 per common share on a diluted basis).

For the second quarter of 2018, we recorded Adjusted EBITDA of $275 million and Adjusted net income of $143 million ($1.75 per common share). This compares with Adjusted EBITDA of $306 million and Adjusted net income of $171 million ($2.03 per common share) for the first quarter of 2018.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Consolidated statements of income:
Revenue	$950	$962	$669	$1,912	$1,480
Cost of sales and operating expenses	(712)	(661)	(502)	(1,372)	(1,062)
Mark-to-market impact of share-based compensation	39	2	(12)	41	(2)
Adjusted EBITDA (attributable to associate)	37	39	41	75	75
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(39)	(36)	(22)	(75)	(50)
Adjusted EBITDA (attributable to Methanex shareholders)	275	306	174	581	441

Mark-to-market impact of share-based compensation	(39)	(2)	12	(41)	2
Depreciation and amortization	(63)	(59)	(61)	(122)	(117)
Finance costs	(24)	(24)	(24)	(48)	(47)
Finance income and other expenses	(2)	4	6	1	6
Income tax expense	(33)	(45)	(9)	(78)	(47)
Earnings of associate adjustment [1]	(18)	(19)	(19)	(36)	(36)
Non-controlling interests adjustment [1]	15	8	5	23	14
Net income (attributable to Methanex shareholders)	$111	$169	$84	$280	$216
Net income	$135	$197	$101	$333	$252

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2018 compared with Q1 2018	Q2 2018 compared with Q2 2017	YTD Q2 2018 compared with YTD Q2 2017
Average realized price	$6	$186	$277
Sales volume	(10)	23	47
Total cash costs	(27)	(108)	(184)
Increase (decrease) in Adjusted EBITDA	$(31)	$101	$140
Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Methanex average non-discounted posted price	478	475	398	476	418
Methanex average realized price	405	402	327	403	347

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex’s average realized price for the second quarter of 2018 increased modestly to $405 per tonne compared to $402 per tonne in the first quarter of 2018, increasing Adjusted EBITDA by $6 million. For the three and six months ended June 30, 2018, Methanex's average non-discounted posted price increased to $478 per tonne and $476 per tonne from $398 per tonne and $418 per tonne for same periods in 2017. Our average realized price for the three month and six months ended June 2018 increased compared to the same periods in 2017 driven by the higher average non-discounted posted prices (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information).

Our average realized price for the second quarter of 2018 was $405 per tonne compared with $327 per tonne in the second quarter of 2017. The increase in average realized price for the second quarter of 2018 compared with the second quarter of 2017 increased Adjusted EBITDA by $186 million. For the six months ended June 30, 2018, our average realized price increased to $403 per tonne from $347 per tonne for the same period in 2017. This change in average realized price increased Adjusted EBITDA by $277 million.
Sales volume
Methanol sales volume excluding commission sales volume in the second quarter of 2018 was 59,000 tonnes lower than the first quarter of 2018 and 261,000 tonnes higher than the second quarter of 2017. The decrease in the second quarter of 2018 compared to the first quarter of 2018 decreased Adjusted EBITDA by $10 million. The increase in the second quarter of 2018 compared to same period in 2017 increased Adjusted EBITDA by $23 million. For the six months ended June 30, 2018 compared with the same period in 2017, methanol sales volume excluding commission sales volume was 490,000 tonnes higher and this resulted in higher Adjusted EBITDA by $47 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q2 2018 compared with Q1 2018	Q2 2018 compared with Q2 2017	YTD Q2 2018 compared with YTD Q2 2017
Methanex-produced methanol costs	$2	$(12)	$(43)
Proportion of Methanex-produced methanol sales	(22)	(53)	(57)
Purchased methanol costs	3	(20)	(54)
Other, net	(10)	(23)	(30)
Decrease in Adjusted EBITDA due to changes in total cash costs	$(27)	$(108)	$(184)

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the second quarter of 2018 compared with the first quarter of 2018, Methanex-produced methanol costs were lower by $2 million, primarily due to changes in the mix of production sold from inventory. For the three and six months ended June 30, 2018 compared with the same periods in 2017, Methanex-produced methanol costs were higher by $12 million and $43 million, respectively, primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2018 compared with the first quarter of 2018, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $22 million. For the three and six months ended June 30, 2018 compared with the same periods in 2017, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $53 million and $57 million, respectively.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Other, net
Other, net relates to unabsorbed fixed costs, logistics costs, tolling margins, selling, general and administrative expenses and other operational charges. For the second quarter of 2018 compared with the first quarter of 2018, other costs were higher by $10 million, primarily due to unabsorbed fixed costs associated with lower production at our New Zealand facilities. For the three and six months ended June 30, 2018 compared with the same periods in 2017, other costs were higher by $23 million and $30 million, primarily due to higher logistics costs from increased sales volume, higher selling, general and administrative expenses and other operational charges.
Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
($ millions except share price)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Methanex Corporation share price [1]	$70.70	$60.65	$44.05	$70.70	$44.05
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	4	4	8	7
Mark-to-market impact due to change in share price	39	2	(12)	41	(2)
Total share-based compensation expense (recovery), before tax	$43	$6	$(8)	$49	$5

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

For all periods presented, the mark-to-market impact on share-based compensation is primarily due to increases in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $63 million for the second quarter of 2018 compared with $59 million for the first quarter of 2018 and $61 million for the second quarter of 2017. The increase in depreciation and amortization for the second quarter of 2018 compared to the first quarter of 2018 and the same quarter in 2017, despite lower sales of Methanex-produced methanol, is primarily due to the recognition of unabsorbed depreciation associated with production outages and the mix of production sold from inventory. Depreciation and amortization for the six months ended June 30, 2018 was $122 million compared with $117 million for the same period in 2017, primarily due to higher sales of Methanex-produced methanol.
Finance Costs

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Finance costs	$24	$24	$24	$48	$47
Finance costs are primarily comprised of interest on borrowings and finance lease obligations. Finance costs are comparable for all periods presented.
Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Finance income and other expenses	$(2)	$4	$6	$1	$6
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the second quarter of 2018 compared to the first quarter of 2018 is as follows:

	Three months ended June 30, 2018		Three months ended March 31, 2018
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$168	$187	$242	$226
Income tax expense	(33)	(44)	(45)	(55)
	$135	$143	$197	$171
Effective tax rate	20%	24%	18%	25%

We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 27% and 28%, respectively. The United States statutory tax rate applicable to Methanex was 36% in 2017 and is 23% for 2018 and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 24% for the second quarter of 2018 compared to 25% for the first quarter of 2018. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
Methanol demand in the second quarter of 2018 was 4% higher compared to the second quarter of 2017 and relatively flat compared to the first quarter of 2018. Demand for energy-related applications, which represents approximately 45% of global demand, was steady in the second quarter of 2018 compared to the first quarter of 2018 despite reduced MTO demand as a result of several MTO producers completing planned maintenance activities. Most of those MTO plants are now back online. We continue to observe high operating rates for MTO facilities that are not completing planned maintenance activities. There are three additional MTO units currently under construction, with the combined capacity to consume over three million tonnes of methanol annually at full operating rates, and we expect these plants to be completed over the coming months. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products and the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness. Traditional chemical demand, which represents approximately 55% of global demand, continues to be healthy. We believe that growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates.
Supply
Methanol industry supply was impacted in the second quarter by planned maintenance activities and unplanned outages in various regions around the globe contributing to tight market conditions in the quarter. OCI N.V. and Consolidated Energy Limited (through its subsidiary G2X Energy) announced commercial methanol production at their jointly owned Natgasoline project late in the second quarter. The majority of future large-scale capacity additions outside of China are expected to be in North America and the Middle East. There are a number of projects under discussion in the United States; however, we believe that there has been limited committed capital to date. In Iran, there are a number of plants at various stages of construction. We expect just over four million tonnes of capacity to come onstream in Iran over the next two years; however, the start-up timing and future operating rates at these facilities will be dependent on various factors. Caribbean Gas Chemical Limited (CGCL) is constructing a 1.0 million tonne plant in Trinidad with announced production towards the end of the decade. To the end of 2018, we expect approximately one million tonnes of new capacity additions in China. Beyond 2018, we anticipate that new capacity additions in China will be modest due to a continuing degree of restrictions placed by the Chinese government on new coal-based capacity additions. We expect that production from new methanol capacity in China will be consumed domestically.
Methanol Price
Our average realized price increased modestly in the second quarter to $405 per tonne from $402 per tonne in the first quarter. Healthy methanol demand combined with low global inventories and production outages supported strength in methanol prices.
Methanex's posted prices remained strong during the quarter. Posted prices in North America remained unchanged at $496 per tonne. In Asia, posted prices were stable in April and May at $460 per tonne and increased to $490 per tonne in June. In Europe, the second quarter contract price was €380 per tonne. Leading into the third quarter, strong industry fundamentals have continued to support pricing, with July posted prices remaining unchanged in North America and Asia and increasing in Europe to €419 per tonne for the third quarter. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Jul 2018	Jun 2018	May 2018	Apr 2018
North America	496	496	496	496
Europe [2]	490	470	470	470
Asia Pacific	490	490	460	460
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€419 for Q3 2018 (Q2 2018 – €380) converted to United States dollars.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the second quarter of 2018 increased to $290 million compared with $244 million for the first quarter of 2018 and $243 million for the second quarter of 2017. Cash flows from operating activities for the six month period ended June 30, 2018 were $534 million compared with $458 million for the same period in 2017. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q2 2018 compared with Q1 2018	Q2 2018 compared with Q2 2017	YTD Q2 2018 compared with YTD Q2 2017
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(31)	$101	$140
Deduct change in Adjusted EBITDA of associate	2	4	—
Dividends received from associate	(3)	(4)	(10)
Cash flows attributable to non-controlling interests	3	17	25
Non-cash working capital	118	(4)	5
Income taxes paid	(32)	(38)	(46)
Share-based payments	(5)	(21)	(31)
Other	(6)	(8)	(7)
Increase in cash flows from operating activities	$46	$47	$76

To June 30, 2018 we have repurchased 3,850,000 common shares, of the 6,590,095 approved, for approximately $253 million since the start of our normal course issuer bid on March 13, 2018.

During the second quarter of 2018 we paid a quarterly dividend of $0.33 per common share for a total of $27 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At June 30, 2018, our cash balance was $320 million, including $111 million of cash related to our Egypt entity consolidated on a 100% basis and $9 million of cash related to our 50% equity interest in multiple ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have a committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facility and long-term debt. We do not have any debt maturities until 2019 other than normal course obligations for principal repayment related to our Egypt and other limited recourse debt facilities.

Capital Projects and Growth Opportunities
We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the progress in developing natural gas reserves in the area. Project work has continued for the restart of our Chile IV plant and remains targeted for the third quarter of 2018 with approximately $30 million remaining to be spent. Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $70 million for the remainder of 2018.

We continue to make good progress on a potential Geismar 3 production facility. Our Board of Directors has recently approved moving to the next phase of the project to commence site-specific engineering work known as front-end engineering and design or "FEED". We expect to spend approximately $50 to $60 million on this project prior to reaching a final investment decision by mid-2019. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently assessing the impact of the new standard including the optional exemptions available. The recognition of all leases on balance sheet is expected to increase the assets and liabilities on the Consolidated Statement of Financial Position upon adoption. The increase primarily relates to ocean vessels, terminal facilities and other right of use assets currently accounted for as operating leases. In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, the Company expects that adoption of IFRS 16 will significantly impact the consolidated financial statements. The Company will provide additional information on the impact of this standard on the Company's consolidated financial statements in future quarters as the Company completes its assessment.
CONTROLS AND PROCEDURES

During the second quarter of 2018, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Net income (attributable to Methanex shareholders)	$111	$169	$84	$280	$216
Mark-to-market impact of share-based compensation	39	2	(12)	41	(2)
Depreciation and amortization	63	59	61	122	117
Finance costs	24	24	24	48	47
Finance income and other expenses	2	(4)	(6)	(1)	(6)
Income tax expense	33	45	9	78	47
Earnings of associate adjustment [1]	18	19	19	36	36
Non-controlling interests adjustment [1]	(15)	(8)	(5)	(23)	(14)
Adjusted EBITDA (attributable to Methanex shareholders)	$275	$306	$174	$581	$441

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Net income (attributable to Methanex shareholders)	$111	$169	$84	$280	$216
Mark-to-market impact of share-based compensation, net of tax	32	2	(10)	34	(2)
Adjusted net income	$143	$171	$74	$314	$214
Diluted weighted average shares outstanding (millions)	82	84	88	83	89
Adjusted net income per common share	$1.75	$2.03	$0.85	$3.79	$2.40

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2018	Mar 31 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Revenue	$950	$962	$669	$1,912	$1,480
Methanex share of Atlas revenue [1]	95	93	91	188	172
Non-controlling interests' share of revenue [1]	(72)	(67)	(44)	(139)	(102)
Other adjustments	(1)	(1)	—	(2)	(2)
Adjusted revenue (attributable to Methanex shareholders)	$972	$987	$716	$1,959	$1,548

[1]	Excludes intercompany transactions with the Company.
Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Jun 30 2018	Mar 31 2018	Dec 31 2017	Sep 30 2017
Revenue	$950	$962	$861	$720
Adjusted EBITDA	275	306	254	143
Net income (attributable to Methanex shareholders)	111	169	68	32
Adjusted net income	143	171	143	52
Basic net income per common share	1.36	2.02	0.81	0.38
Diluted net income per common share	1.36	2.00	0.81	0.38
Adjusted net income per common share	1.75	2.03	1.70	0.60

	Three Months Ended
($ millions except per share amounts)	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sep 30 2016
Revenue	$669	$810	$585	$510
Adjusted EBITDA	174	267	139	74
Net income (loss) (attributable to Methanex shareholders)	84	132	24	(11)
Adjusted net income (loss)	74	140	41	(1)
Basic net income (loss) per common share	0.96	1.47	0.28	(0.12)
Diluted net income (loss) per common share	0.89	1.46	0.28	(0.12)
Adjusted net income (loss) per common share	0.85	1.56	0.46	(0.01)

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 13 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income (loss), respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2018 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Second Quarter 2018 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2017 Annual Management’s Discussion and Analysis and this Second Quarter 2018 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Revenue	$949,946	$669,164	$1,911,771	$1,479,513
Cost of sales and operating expenses	(711,668)	(502,396)	(1,372,233)	(1,061,710)
Depreciation and amortization	(62,748)	(61,009)	(121,920)	(116,981)
Operating income	175,530	105,759	417,618	300,822
Earnings of associate (note 5)	18,836	21,766	39,298	38,755
Finance costs	(23,771)	(23,312)	(47,951)	(46,629)
Finance income and other expenses	(2,239)	5,625	1,410	5,628
Income before income taxes	168,356	109,838	410,375	298,576
Income tax expense:
Current	(17,657)	(15,530)	(50,645)	(40,938)
Deferred	(15,204)	6,482	(26,928)	(5,820)
	(32,861)	(9,048)	(77,573)	(46,758)
Net income	$135,495	$100,790	$332,802	$251,818
Attributable to:
Methanex Corporation shareholders	$111,366	$84,146	$280,049	$215,715
Non-controlling interests	24,129	16,644	52,753	36,103
	$135,495	$100,790	$332,802	$251,818

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$1.36	$0.96	$3.39	$2.43
Diluted net income per common share (note 7)	$1.36	$0.89	$3.38	$2.39

Weighted average number of common shares outstanding (note 7)	81,663,627	87,692,627	82,669,196	88,728,106
Diluted weighted average number of common shares outstanding (note 7)	81,737,585	88,057,502	82,739,559	89,164,211

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Net income	$135,495	$100,790	$332,802	$251,818
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	11,583	(24,252)	(13,428)	(78,754)
Forward element excluded from hedging relationships (note 10)	(24,165)	24,580	1,966	59,113
Items that will not be reclassified to income:
Actuarial gains on defined benefit pension plans	—	—	845	—
Taxes on above items	2,926	9	2,410	6,565
	(9,656)	337	(8,207)	(13,076)
Comprehensive income	$125,839	$101,127	$324,595	$238,742
Attributable to:
Methanex Corporation shareholders	$101,710	$84,483	$271,842	$202,639
Non-controlling interests	24,129	16,644	52,753	36,103
	$125,839	$101,127	$324,595	$238,742

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Jun 30 2018	Dec 31 2017
ASSETS
Current assets:
Cash and cash equivalents	$320,254	$375,479
Trade and other receivables	536,458	536,636
Inventories (note 2)	349,842	304,464
Prepaid expenses	24,494	26,548
Other assets (note 3)	44,960	—
	1,276,008	1,243,127
Non-current assets:
Property, plant and equipment (note 4)	3,046,100	2,998,326
Investment in associate (note 5)	193,513	188,922
Deferred income tax assets	80,882	102,341
Other assets (note 3)	97,740	78,026
	3,418,235	3,367,615
	$4,694,243	$4,610,742
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$655,512	$626,817
Current maturities on long-term debt (note 6)	43,383	55,905
Current maturities on other long-term liabilities	87,877	65,226
	786,772	747,948
Non-current liabilities:
Long-term debt (note 6)	1,456,085	1,446,366
Other long-term liabilities	433,434	404,885
Deferred income tax liabilities	269,908	266,432
	2,159,427	2,117,683
Equity:
Capital stock	459,928	480,331
Contributed surplus	1,945	2,124
Retained earnings	1,084,004	1,088,150
Accumulated other comprehensive loss	(78,596)	(69,841)
Shareholders' equity	1,467,281	1,500,764
Non-controlling interests	280,763	244,347
Total equity	1,748,044	1,745,111
	$4,694,243	$4,610,742

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2016	89,824,338	$511,465	$2,568	$1,124,104	$(41,302)	$1,596,835	$208,515	$1,805,350
Net income	—	—	—	215,715	—	215,715	36,103	251,818
Other comprehensive loss	—	—	—	—	(13,076)	(13,076)	—	(13,076)
Compensation expense recorded for stock options	—	—	266	—	—	266	—	266
Issue of shares on exercise of stock options	54,720	1,597	—	—	—	1,597	—	1,597
Reclassification of grant date fair value on exercise of stock options	—	503	(503)	—	—	—	—	—
Payments for repurchase of shares	(3,330,000)	(19,012)	—	(129,687)	—	(148,699)	—	(148,699)
Dividend payments to Methanex Corporation shareholders	—	—	—	(50,783)	—	(50,783)	—	(50,783)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(12,886)	(12,886)
Balance, June 30, 2017	86,549,058	$494,553	$2,331	$1,159,349	$(54,378)	$1,601,855	$231,732	$1,833,587
Net income	—	—	—	100,420	—	100,420	22,859	123,279
Other comprehensive income (loss)	—	—	—	403	(15,463)	(15,060)	—	(15,060)
Compensation expense recorded for stock options	—	—	222	—	—	222	—	222
Issue of shares on exercise of stock options	43,554	1,462	—	—	—	1,462	—	1,462
Reclassification of grant date fair value on exercise of stock options	—	429	(429)	—	—	—	—	—
Payments for repurchase of shares	(2,822,358)	(16,113)	—	(121,308)	—	(137,421)	—	(137,421)
Dividend payments to Methanex Corporation shareholders	—	—	—	(50,714)	—	(50,714)	—	(50,714)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(18,414)	(18,414)
Equity contributions by non-controlling interests	—	—	—	—	—	—	8,170	8,170
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$(69,841)	$1,500,764	$244,347	$1,745,111
Net income	—	—	—	280,049	—	280,049	52,753	332,802
Other comprehensive income (loss)	—	—	—	548	(8,755)	(8,207)	—	(8,207)
Compensation expense recorded for stock options	—	—	200	—	—	200	—	200
Issue of shares on exercise of stock options	36,890	1,314	—	—	—	1,314	—	1,314
Reclassification of grant date fair value on exercise of stock options	—	379	(379)	—	—	—	—	—
Payment for shares repurchased	(3,850,000)	(22,096)	—	(230,548)	—	(252,644)	—	(252,644)
Dividend payments to Methanex Corporation shareholders	—	—	—	(54,195)	—	(54,195)	—	(54,195)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(16,337)	(16,337)
Balance, June 30, 2018	79,957,144	$459,928	$1,945	$1,084,004	$(78,596)	$1,467,281	$280,763	$1,748,044

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$135,495	$100,790	$332,802	$251,818
Deduct earnings of associate	(18,836)	(21,766)	(39,298)	(38,755)
Dividends received from associate	15,775	20,192	34,707	44,801
Add (deduct) non-cash items:
Depreciation and amortization	62,748	61,009	121,920	116,981
Income tax expense	32,861	9,048	77,573	46,758
Share-based compensation expense (recovery)	42,718	(7,880)	48,583	4,630
Finance costs	23,771	23,312	47,951	46,629
Other	(568)	1,212	546	2,617
Income taxes paid	(44,516)	(7,214)	(57,838)	(11,877)
Other cash payments, including share-based compensation	(21,919)	(1,039)	(39,103)	(6,993)
Cash flows from operating activities before undernoted	227,529	177,664	527,843	456,609
Changes in non-cash working capital (note 9)	62,120	65,535	6,134	921
	289,649	243,199	533,977	457,530

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(214,688)	(114,957)	(252,644)	(148,699)
Dividend payments to Methanex Corporation shareholders	(26,584)	(26,062)	(54,195)	(50,783)
Interest paid	(29,358)	(26,780)	(43,929)	(42,286)
Repayment of long-term debt and financing fees	(2,088)	(2,087)	(90,639)	(26,601)
Finance leases	(1,992)	(1,508)	(4,180)	(3,352)
Distributions to non-controlling interests	(2,658)	—	(33,908)	—
Proceeds on issue of shares on exercise of stock options	851	38	1,314	1,597
Proceeds from other limited recourse debt	—	—	86,000	—
Changes in non-cash working capital related to financing activities (note 9)	1,044	(75)	7,027	2,281
	(275,473)	(171,431)	(385,154)	(267,843)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(78,874)	(29,479)	(134,695)	(49,056)
Restricted cash for vessels under construction	18,114	—	(64,300)	—
Changes in non-cash working capital related to investing activities (note 9)	(4,201)	3,911	(5,053)	(3,188)
	(64,961)	(25,568)	(204,048)	(52,244)
Increase (decrease) in cash and cash equivalents	(50,785)	46,200	(55,225)	137,443
Cash and cash equivalents, beginning of period	371,039	315,133	375,479	223,890
Cash and cash equivalents, end of period	$320,254	$361,333	$320,254	$361,333

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of IFRS 15 as described in our condensed consolidated interim financial statements for the three months ended March 31, 2018.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 25, 2018.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently assessing the impact of the new standard including the optional exemptions available. The recognition of all leases on balance sheet is expected to increase the assets and liabilities on the Consolidated Statement of Financial Position upon adoption. The increase primarily relates to ocean vessels, terminal facilities and other right of use assets currently accounted for as operating leases. In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, the Company expects that adoption of IFRS 16 will significantly impact the consolidated financial statements. The Company will provide additional information on the impact of this standard on the Company's consolidated financial statements in future quarters as the Company completes its assessment.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2018 is $646 million (2017 - $499 million) and $1,289 million (2017 - $1,043 million), respectively.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

3.	Other assets:

During the quarter ended March 31, 2018, the Company, through a 50% owned entity, issued other limited recourse debt for $86 million ($43 million Methanex share), bearing an interest rate of 5.35% due September 2033 (note 6). Terms of the other limited recourse debt restricts the use of the funds to costs associated with construction of the vessel.

As at June 30, 2018, the Company holds $64.3 million in short-term, highly liquid investments held under the restricted terms, of which $45.0 million has been recorded as current as it is expected to be used within one year. The remaining balance of $19.3 million has been recorded in non-current other assets.

4.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at June 30, 2018	$4,690,864	$218,182	$356,900	$5,265,946
Accumulated depreciation at June 30, 2018	2,021,286	41,980	156,580	2,219,846
Net book value at June 30, 2018	$2,669,578	$176,202	$200,320	$3,046,100
Cost at December 31, 2017	$4,648,924	$215,773	$275,493	$5,140,190
Accumulated depreciation at December 31, 2017	1,956,317	33,927	151,620	2,141,864
Net book value at December 31, 2017	$2,692,607	$181,846	$123,873	$2,998,326

5.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Jun 30 2018	Dec 31 2017
Cash and cash equivalents	$13,399	$8,361
Other current assets	91,019	79,738
Non-current assets	272,294	289,671
Current liabilities	(39,503)	(41,388)
Other long-term liabilities, including current maturities	(151,486)	(157,935)
Net assets at 100%	185,723	178,447
Net assets at 63.1%	117,191	112,600
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$193,513	$188,922

	Three Months Ended		Six Months Ended
Statements of income	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Revenue	$129,377	$128,189	$262,100	$243,398
Cost of sales and depreciation and amortization	(79,444)	(71,627)	(159,360)	(142,044)
Operating income	49,933	56,562	102,740	101,354
Finance costs, finance income and other expenses	(3,047)	(2,874)	(5,638)	(5,752)
Income tax expense	(17,035)	(19,193)	(34,823)	(34,183)
Net earnings at 100%	29,851	34,495	62,279	61,419
Earnings of associate at 63.1%	18,836	21,766	39,298	38,755

Dividends received from associate	$15,775	$20,192	$34,707	$44,801

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 to 2011 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

6.	Long-term debt:

As at	Jun 30 2018	Dec 31 2017
Unsecured notes
$350 million at 3.25% due December 15, 2019	$348,539	$348,060
$250 million at 5.25% due March 1, 2022	248,274	248,072
$300 million at 4.25% due December 1, 2024	297,051	296,873
$300 million at 5.65% due December 1, 2044	295,197	295,158
	1,189,061	1,188,163
Egypt limited recourse debt facilities	155,665	241,190
Other limited recourse debt facilities	154,742	72,918
Total long-term debt [1]	1,499,468	1,502,271
Less current maturities [1]	(43,383)	(55,905)
	$1,456,085	$1,446,366

[1]	Long-term debt and current maturities are presented net of deferred financing fees.

During the quarter ended June 30, 2018, the Company made repayments of $2.1 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. During the quarter ended March 31, 2018, the Company, through a 50% owned entity, issued other limited recourse debt for $86 million ($43 million Methanex share), bearing an interest rate of 5.35% due September 2033. The debt will be used to fund the build of two ocean going vessels.
The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Significant covenant and default provisions of the facility include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Since 2015, certain conditions had not been met, resulting in a restriction on

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

shareholder distributions from the Egypt entity. Under amended terms reached in 2017, shareholder distributions are permitted commencing in 2018 if the average gas deliveries over the prior 12 months are greater than 70% of gas nominations. The first $100 million of shareholder distributions must be matched with $100 million of principal repayments on the Egypt limited recourse debt facilities. During the quarter ended March 31, 2018, an early repayment of $62.5 million of principal was made under the amended terms enabling a matching distribution to shareholders. As of June 30, 2018, the Egypt cash balance on a 100% ownership basis was $111 million.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at June 30, 2018, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three and six month periods ended June 30, 2018, and no adjustment was required for the numerator or the denominator. For the three and six month periods ended June 30, 2017, the equity-settled method was more dilutive and an adjustment was required for both the numerator and the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and six month periods ended June 30, 2018, stock options were considered dilutive, and for the three and six month periods ended June 30, 2017, both stock options and TSARs were considered dilutive, resulting in an adjustment to the denominator in both periods.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Numerator for basic net income per common share	$111,366	$84,146	$280,049	$215,715
Adjustment for the effect of TSARs:
Cash-settled expense (recovery) included in net income	—	(3,895)	—	1,431
Equity-settled expense	—	(1,860)	—	(3,774)
Numerator for diluted net income per common share	$111,366	$78,391	$280,049	$213,372

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Denominator for basic net income per common share	81,663,627	87,692,627	82,669,196	88,728,106
Effect of dilutive stock options	73,958	40,091	70,363	54,153
Effect of dilutive TSARs	—	324,784	—	381,952
Denominator for diluted net income per common share	81,737,585	88,057,502	82,739,559	89,164,211

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at June 30, 2018 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2017	1,450,077	$45.11	2,043,495	$46.62
Granted	135,300	54.65	317,900	54.65
Exercised	(193,813)	33.92	(238,624)	37.00
Cancelled	(4,501)	42.67	—	—
Expired	(7,981)	28.74	—	—
Outstanding at March 31, 2018	1,379,082	$47.72	2,122,771	$48.90
Granted	6,000	69.43	—	—
Exercised	(275,872)	39.45	(439,901)	43.98
Cancelled	(5,447)	62.32	(8,267)	47.25
Outstanding at June 30, 2018	1,103,763	$49.84	1,674,603	$50.21

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2017	262,535	$45.09
Granted	21,900	54.65
Exercised	(15,550)	31.24
Cancelled	(1,600)	42.38
Outstanding at March 31, 2018	267,285	$46.69
Exercised	(21,340)	39.86
Outstanding at June 30, 2018	245,945	$47.29

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Units Outstanding at June 30, 2018			Units Exercisable at June 30, 2018
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	4.09	298,277	$34.14	181,256	$33.85
$38.24 to $50.17	3.81	281,798	44.57	171,514	41.07
$54.65 to $73.13	4.14	523,688	61.61	383,188	63.93
	4.04	1,103,763	$49.84	735,958	$51.20
TSARs:
$25.97 to $35.51	4.31	449,605	$34.33	263,027	$34.15
$38.24 to $50.17	4.47	457,919	46.56	233,568	43.09
$54.65 to $73.13	4.54	767,079	61.69	452,479	66.58
	4.46	1,674,603	$50.21	949,074	$51.81
Stock options:
$25.97 to $35.51	3.48	81,525	$33.74	60,889	$33.45
$38.24 to $50.17	3.29	67,520	43.05	49,117	40.38
$54.65 to $73.13	4.00	96,900	61.64	75,000	63.68
	3.64	245,945	$47.29	185,006	$47.54

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2018 was $69.7 million compared with the recorded liability of $62.3 million. The difference between the fair value and the recorded liability of $7.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at June 30, 2018 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2018, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $26.8 million (2017 - $6.6 million) and $29.3 million (2017 - $2.5 million), respectively. This included an expense of $24.4 million (2017 - recovery of $9.1 million) and an expense of $24.4 million (2017 - recovery of $2.7 million), respectively, related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2018.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2018, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2017 - $0.1 million) and $0.2 million (2017 - $0.3 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2018 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2017	224,846	20,455	604,895
Granted	6,313	8,700	149,200
Performance factor impact on redemption [1]	—	—	(127,733)
Granted in-lieu of dividends	1,256	166	3,320
Redeemed	—	—	(42,577)
Cancelled	—	—	(5,222)
Outstanding at March 31, 2018	232,415	29,321	581,883
Granted	520	—	—
Granted in-lieu of dividends	957	140	2,752
Redeemed	(28,000)	—	—
Cancelled	—	—	(7,119)
Outstanding at June 30, 2018	205,892	29,461	577,516

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2018.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2018 was $73.1 million compared with the recorded liability of $60.0 million. The difference between the fair value and the recorded liability of $13.1 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.

For the three and six month periods ended June 30, 2018, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $15.8 million (2017 - recovery of $1.6 million) and an expense of $19.1 million (2017 - $2.5 million), respectively. This included an expense of $14.1 million (2017 - recovery of $2.6 million) and an expense of $16.4 million (2017 - $0.6 million), respectively, related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2018.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and six month periods ended June 30, 2018 and 2017 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2018	Jun 30 2017	Jun 30 2018	Jun 30 2017
Changes in non-cash working capital:
Trade and other receivables	$27,071	$15,275	$178	$1,302
Inventories	7,084	68,426	(45,378)	(1,609)
Prepaid expenses	2,160	(7,037)	2,054	(9,633)
Trade, other payables and accrued liabilities	(544)	15,042	28,695	66,713
	35,771	91,706	(14,451)	56,773
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	23,192	(22,335)	22,559	(56,759)
Changes in non-cash working capital having a cash effect	$58,963	$69,371	$8,108	$14

These changes relate to the following activities:
Operating	$62,120	$65,535	$6,134	$921
Financing	1,044	(75)	7,027	2,281
Investing	(4,201)	3,911	(5,053)	(3,188)
Changes in non-cash working capital	$58,963	$69,371	$8,108	$14

The Company has reclassified the presentation of amounts in the comparative figures relating to accrued distributions to non-controlling interests in Changes in non-cash working capital from Operating activities to Financing activities.
10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 13
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar 2 facility which it has designated as cash flow hedges. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility over the period to 2022. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges for its highly probable forecast natural gas purchases in Medicine Hat. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at June 30, 2018, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $450 million (December 31, 2017 - $473 million) and a negative fair value of $103.7 million (December 31, 2017 - $90.2 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at June 30, 2018, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 18 million euros (December 31, 2017 - 109 million euros). The euro contracts had a positive fair value of $1.2 million included in current assets (December 31, 2017 - negative fair value $0.8 million included in current liabilities).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash inflows (outflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(5,616)	(26,119)	(40,364)	(50,506)	$(122,605)
Euro forward exchange contracts	1,205	—	—	—	$1,205
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2018
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,511,277	$1,517,462

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 14
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2018	Q2	Q1	2017	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	3,613	1,729	1,884	7,229	1,930	1,753	1,790	1,756
Purchased methanol	1,322	709	613	2,289	633	757	387	512
Commission sales [1]	650	329	321	1,151	289	261	297	304
	5,585	2,767	2,818	10,669	2,852	2,771	2,474	2,572
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	739	252	487	1,943	558	502	350	533
Geismar (Louisiana, USA)	1,031	518	513	1,935	506	499	437	493
Trinidad (Methanex interest)	901	442	459	1,768	466	457	449	396
Egypt (50% interest)	330	165	165	534	145	71	159	159
Medicine Hat (Canada)	296	143	153	593	158	158	159	118
Chile	294	128	166	414	109	78	60	167
	3,591	1,648	1,943	7,187	1,942	1,765	1,614	1,866
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	403	405	402	337	350	307	327	365
($/gallon)	1.21	1.22	1.21	1.01	1.05	0.92	0.98	1.10

ADJUSTED EBITDA	581	275	306	838	254	143	174	267

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income	3.79	1.75	2.03	4.71	1.70	0.60	0.85	1.56
Basic net income	3.39	1.36	2.02	3.64	0.81	0.38	0.96	1.47
Diluted net income	3.38	1.36	2.00	3.64	0.81	0.38	0.89	1.46

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was 48,000 MT of Tolling Volume produced in the second quarter of 2018 and 40,000MT in the first quarter of 2018. There was no Tolling Volume in the second quarter of 2017.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 SECOND QUARTER    PAGE 15
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 25, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary